Exhibit 99.1

News Release

Stantec Closes Acquisition of KBR's Infrastructure Americas Division and Divests India Operations

HOUSTON, TX; EDMONTON, AB; (January 4, 2016) NYSE: TSX: STN

North American design firm Stantec has expanded its presence in Texas and Alabama with the acquisition of the Infrastructure Americas Division of KBR, which closed on December 31, 2015. With offices in Houston, Austin, and Dallas, Texas; and Mobile, Alabama, Infrastructure Americas brings approximately 180 professionals with experience in transportation, water/wastewater, and aviation projects. This acquisition strengthens Stantec's Texas presence while enhancing the firm's infrastructure design capabilities in the Gulf Region.

"The transportation and infrastructure markets in North America, especially in Texas, are strong opportunities," says Stantec president and CEO, Bob Gomes. "Infrastructure Americas' project experience and seasoned staff will give us a platform to continue growing in these areas across the country, while significantly boosting our presence in Texas and Alabama."

The firm also recently divested its operations in India to a core group of leaders and senior staff in Ahmedabad. The new company, called INI Design Studio, will continue to provide design and client services, drawing on their international expertise in a variety of project types and clients across India and South Asia.

"We've been considering this change for some time as a way to help our team in India be more competitive and drive growth more effectively in their business environment," says Gomes. "We'll continue to work with INI as a strategic partner for any of our continued work in the region."

For more information about INI Design Studio, please visit their website at www.inidesignstudio.com.

About Stantec
The Stantec community unites more than 15,000 employees working in over 250 locations. We collaborate across disciplines and industries to bring buildings, energy and resource, and infrastructure projects to life. Our work—professional consulting in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics—begins at the intersection of community, creativity, and client relationships. For more information, visit www.stantec.com.

Cautionary note regarding forward-looking statements
This news release contains forward-looking statements. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that a number of factors could cause actual future results to differ materially from the forward-looking statements made in this news release. These factors include, but are not limited to, the risk that the proposed transaction does not close when expected or at all or that the anticipated benefits of the transaction are not realized.

Media Contact Alison Smith Stantec Media Relations Ph. (617) 654-6062 Alison.Smith@stantec.com	Investor Contact Sonia Kirby Stantec Investor Relations Ph. (780) 616-2785 Sonia.Kirby@stantec.com

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